A PENNSYLVANIA LIMITED LIABILITY PARTNERSHIP

Mailing Address P.O. Box 5231 Princeton, NJ 08543-5231
Princeton Pike Corporate Center 997 Lenox Drive Building 3 Lawrenceville, NJ 08648-2311
609-896-3600 Fax 609-896-1469 www.foxrothschild.com

Lawrence Cohen
Direct Dial: (609) 896-4574
Internet Address: lcohen@foxrothschild.com

August 25, 2006

VIA EDGAR & FEDERAL EXPRESS
Owen Pinkerton, Esq.
Senior Attorney
U.S. Securities and Exchange Commission
Division of Corporate Finance, Mail Stop 4561
Washington, D.C. 20549

Re:
KMA Global Solutions International, Inc. (File No. 0-51864)
Responses to Comments on
- Amendment No. 4 to Form 10-SB (Filed July 28, 2006)
- Form 10-QSB for the Period Ended April 30, 2006 (Filed July 28, 2006)

Dear Mr. Pinkerton:

We submit this letter on behalf of our client, KMA Global Solutions International, Inc. (the “Company”), in response to your comment letter dated August 4, 2006, regarding the above filing. We had a beneficial telephone conference call with Steven Jacobs and Amanda Sledge and we are grateful for their time and assistance. We trust that the revised disclosure and information provided in this letter will fully address the staff’s comments and questions and allow you to complete your review without further comment.

Our responses to your comments and questions are provided in the sequence set forth in your August 4th comment letter. The Company has revised the disclosure in its Form 10-SB and Form 10-QSB where requested, as indicated in the enclosed clean and marked copies of Amendment No. 5 to its Form 10-SB and its Amended Form 10-QSB for the period ended April 30, 2006.

Form 10-SB

General

Owen Pinkerton, Esq.
August 25, 2006

Item 1. Description of Business, page 4

Business Development, page 4

1.            Your previous letter, in comment 3, asked that we explain how the Company could conclude that its outstanding shares of Common Stock were “fully paid” and non-assessable, notwithstanding the fact that certain investors received shares in exchange for future services. We pointed out, in our response, that Nevada corporate law provision NRS 78.211 expressly treats “contracts for services to be performed” as appropriate consideration for “fully paid” treatment.

The Company entered into a verbal agreements with certain persons for services to be provided, including advice on how to position the Company with respect to the U.S. capital markets, the introduction of funding sources, and related consulting services. The Company issued shares in consideration for the agreement to provide such services. Your letter requests that the Company “confirm the services exchanged as consideration for certain of your outstanding stock have been fully provided.”

We respectfully point out that under Nevada’s corporate statute, the agreement by a prospective shareholder to provide products or services, not only the ultimate delivery of a product or performance of services under that agreement, constitutes valid consideration for the issuance of stock. The Company expects that all products and services bargained for will be provided, but regardless of their fulfillment it is the entry into an agreement to provide such services that makes the stock “fully paid.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 11

2.              The MD&A section of the Form 10-SB was revised to include a discussion of all interim periods (comparisons of the fiscal quarters ended April 30, 2005 and 2006).

Part II

January 31, 2006 Financial Statements

Statement of Cash Flows, page 6

3.              The revisions made to the statement of cash flows were necessary due to certain mathematical errors involving exchange rates and a reclassification of a shareholder loan in response to a previous SEC comment letter. When considering the disclosure required for such changes, the Company’s auditors relied upon FASB Statement No. 154 and APB Opinion No. 20, which govern the accounting for error corrections. As stated in Wiley GAAP 2006: Interpretation and Application of Generally Accepted Accounting Principles, “The major criterion for determining whether or not to report the correction of an error is the materiality of the correction.” Further, “If the correction is determined to have a material effect on income before extraordinary items, net income, or the trend of earnings it is disclosed in accordance with the requirements….”

Owen Pinkerton, Esq.
August 25, 2006

The changes made to the statement of cash flow have no effect on total net assets, net income or retained earnings. The changes, as a whole, decreased “cash flows from operating activities” for fiscal 2006 from $122,281 to $103,673, and the Company and its auditors do not consider these changes to be material to the financial statements taken as a whole.

The cash flows from financing activities changed from a net outflow of $112,912 to $58,918, but this was a result of a reclassification of a shareholder loan from a financing activity to an investing activity. Again, the Company emphasizes that its auditors do not consider this change to be material to the overall financial statements. The cash flow from financing activities for 2005 is an outflow and is disclosed as such on the master financial statement in our records, as well on the financial statement filed with the SEC. We do not understand how the brackets were excluded from the EDGAR filing. The “proof” obtained from the printer reflected the brackets. The statement attached contains the proper brackets.

Note 10. Shareholders’ Equity, page 13

4. As disclosed in Note 10, the historical shares outstanding were adjusted to reflect the series of transactions detailed in Note 14 that occurred subsequent to the Company’s fiscal year end. The shares and per share amounts presented in these financial statements were amended to retroactively reflect the transactions. Specifically, the 9,452,000 common shares amount is derived from the 9,377,000 shares outstanding as of January 31, 2004 and the 75,000 shares issued in fiscal 2005. The shares underwent a consolidation or “reverse split” (effective March 1, 2006), whereby one new share was received for every five previously-held shares. Then, for purposes of liquidity, these consolidated shares underwent a forward split (effective March 27, 2006), whereby seventeen new shares were received for every one previously-held share.

The result of these transactions is a total of 32,136,800 shares - 9,377,000 shares consolidated to 1,875,400 and then forward-split to 31,881,800 adjusted shares, and 75,000 shares consolidated to 15,000 shares and then forward split to 255,000 adjusted shares. Accordingly, the January 31, 2006 entry for the post-split adjusted common shares totaled 32,136,800 shares.

April 30, 2006 (unaudited) Financial Statements

Note 8. Shareholders’ Equity, page 10

5. You asked for an explanation of the difference between the opening shares outstanding of 4,920,250 and the closing shares outstanding as per the Company’s January 31, 2006 financial statements of 32,136,800.

Owen Pinkerton, Esq.
August 25, 2006

As a result of the reverse merger, the continuity of shareholders’ equity was presented with the opening balances of the legal parent, i.e., KMA Global Solutions International, Inc. (formerly Espo’s Ltd.). The amended table of shareholders’ equity in Note 8 of the revised April 30, 2006 unaudited financial statements provides the additional detail requested to reconcile to the financial statements of previous periods.

6.             You asked for a detailed explanation of how the Company accounted for the 149,991 and 11,662,000 (post-split amounts) shares.

We now intend to clarify that, notwithstanding our response to your May 17th letter, these shares were not issued by the Company in exchange for services provided to it or to be completed with respect to the retention of these shares, and that the issuance of these shares will not be expensed. As explained below, these shares were issued and outstanding shares of Espo’s, Ltd. (“Espo’s”), the public entity that was merged with the Company. They were issued and outstanding since October 31, 2003.

These shares were addressed under the Stock Purchase Agreement, effective as of March 7, 2006 (the “March 7th Agreement”), between Espo’s, Jeffrey R. Esposito and Kenneth C. Dollmann, each a shareholder of Espo’s common stock, and 2095511 Ontario Limited, a limited corporation formed under Ontario, Canada law. 2095511 Ontario Limited acted in the capacity of agent for several purchasers identified in the March 7th Agreement (the “Entities”), to coordinate their purchase of 4,225,427 shares out of Espo’s 4,920,250 total of issued and outstanding shares of common stock, in anticipation of the merger transaction.

Mr. Esposito sold 4,065,427 shares and Mr. Dollmann sold 160,000 shares of their respective holdings in Espo’s common stock to the Entities. None of the Entities is a related person of Espo’s, Mr. Esposito, Mr. Dollmann, 2095511 Ontario Limited, or the Company, and none became a beneficial owner of greater than five percent of the Company’s issued and outstanding Common Stock as result of the merger transaction and subsequent events described below.

As the Company discloses, it was the consensus of the Entities that, due to the logistics involved in coordinating their purchases of Espo’s common stock and in order to capably process the documentation and secure the prompt execution of the March 7th Agreement, it would be most efficient to rely on a single, special purpose company as a vehicle to close the transaction on their behalf. At the request of the Entities, 2095511 Ontario Limited, a limited corporation formed by the Company’s President, Jeffrey D. Reid, under Ontario law, served as agent for the Entities to facilitate the closing of the March 7th Agreement.

The Entities’ respective purchases of common stock that were held by Messrs. Esposito and Dollman, totaled 4,225,427 out of the 4,920,250 issued and outstanding shares of Espo’s common stock. Mr. Esposito continued to hold 8,823 (149,991 on a post merger and post-split basis) restricted shares of Espo’s common stock which shares (and shares for which they would be exchanged in the merger transaction) are subject to a one-year escrow and “lock-up” that commenced on March 7, 2006. The Entities acquired their shares of common stock from Messrs. Esposito and Dollmann in exchange for an aggregate payment of $209,830 and their respective promises to provide, from time to time, advice to Espo’s and its successors with respect to corporate and financial strategies and restructuring proposals, investor relations and shareholder communications services, and recommendations of potential funding sources, investment groups and strategic partners.

Owen Pinkerton, Esq.
August 25, 2006

In a separate set of transactions, the Entities acquired 686,000 (11,662,000 on a post-merger, post-split basis) shares of Espo’s common stock. These shares were not purchased from the Company but from various holders of Espo’s stock unrelated to the Company.

The disclosure provided in Note 8 of the revised April 30, 2006 unaudited financial statements has been amended to more clearly disclose the nature of this transaction.

7.            You asked the Company to explain the “purpose behind” the retirement to treasury and cancellation of the 5,344,800 post-split reorganization common shares (314,400 pre-split) held by former KMA (Canada) shareholders.

The holders of 1,572,000 original common shares of KMA (Canada) agreed to undertake a 5:1 share consolidation (which yielded 314,400 common shares) in order to accommodate the restructuring of the Company as a holding company with KMA (Canada) as its subsidiary.

Pursuant to its March 15, 2006 Acquisition Agreement, the Company acquired 100% of the outstanding common shares of KMA (Canada), which included 1,700,000 common shares held by KMA Global Solutions, LLC (a special purpose entity) and 314,400 held by other shareholders of KMA (Canada). These KMA (Canada) common shares were exchanged for an equal number of shares of the Company’s common stock. After the exchange, and as a result of the 17:1 post-reorganization share split, these former KMA (Canada) shareholders ended up with a total of 5,344,800 shares of common stock of the Company. These shareholders agreed to maintain their holdings in a ratio equivalent to 75% of the original number of 1,572,000 KMA (Canada) common shares, or 1,179,000 shares of the Company’s common stock. Accordingly, after the cancellation they were issued 1,179,000 post-split shares of common stock.

The amended table of shareholders’ equity in Note 8 of the revised April 30, 2006 unaudited financial statements contains the additional detail requested on this transaction.

8. & 9. With respect to the “1,790,000” (this figure may have been a typo, as the post-split shares indicated in Note 8 to the financials were “1,700,000” and “408,000”) shares issued for services, you ask for disclosure regarding the nature of the services and the basis for valuing the shares issued or services performed. You also asked (in your Item 9) the Company to revise the continuity of shareholders’ equity table and provide the accounting references relied upon.

On February 15, 2006, KMA (Canada) issued 120,000 common shares (408,000 on a post-split reorganization basis) with a deemed value of Canadian $0.50 per share, as consideration for consulting services rendered by a group of consultants to KMA (Canada). The basis for the value of the shares was the fair value of the services provided, as there was no quoted market price for the common shares of KMA (Canada), which was a private company at the date of the share issuance. The expense of $52,173 (Canadian $60,000) was included as part of Outside Services in the schedule of Selling, General and Administrative Expenses.

Owen Pinkerton, Esq.
August 25, 2006

On February 28, 2006, KMA (Canada) issued 500,000 common shares (1,700,000 on a post-split reorganization basis) with a deemed value of Canadian $0.50 per share, as an advance on a finders fee in connection with a planned equity financing. The basis for the value of the shares issued was the value of the shares issued on February 15, 2006, as that was determined to be a more reliable measure than the value of the equity financing services to be provided. The advance valued at $217,391 (Canadian $250,000) has been revised to be reflected as a deferred cost until such time as the planned equity financing is completed.

This accounting treatment was based on SAB Topic 5A - “Expenses of Offering.”

The amended table of shareholders’ equity in Note 8 of the revised April 30, 2006 (unaudited) financial statements provides the additional detail requested on these transactions.

Form 10-QSB

Item 3. Controls and Procedures, page 20

10.          Item 3 has been amended to provide that management was unable to conclude that the disclosure controls were fully effective for the period and that measures have been taken to enhance its controls.

I trust that the SEC staff will conclude that the Company has been thorough and as responsive as possible to the staff’s comments and questions, and the Company hopes that all disclosure issues are now resolved to your satisfaction.

Please confirm that each of the SEC staff’s comments have been addressed and feel free to telephone the undersigned if you have any questions with respect to this letter.

Thank you.

Sincerely,

Lawrence Cohen

Enclosures

cc (w/enclosures): Amanda McManus - SEC Division of Corporation Finance
                                  Steven Jacobs - SEC Accounting Branch Chief
                                 Amanda Sledge - SEC Accounting Branch

bcc (w/o enclosures): Jeffrey D. Reid
                                       Laura D. Wilkes